SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1st May 2009

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

Election of Home Member State

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 1st May 2009	By:	/s/ Glenn Culpepper
G. Culpepper
Finance Director

Irish Stock Exchange Announcement

27th April 2009

CRH America, Inc. (the “Issuer”)

375 Northridge Road

Suite 350

Atlanta, Georgia 30350

$1,000,000,000 6.95% Notes due 2012

$700,000,000 5.30% Notes due 2013

$300,000,000 6.40% Notes due 2033

Issued by the Issuer and Guaranteed by CRH plc

(the “Notes”)

Re:	Filings under the Transparency Directive
Election of Home Member State

The Issuer, a wholly-owned subsidiary of CRH plc and the issuer of the Notes listed above, confirms, in accordance with the requirements of the Transparency Directive, its election of Ireland as its Home Member State for the purposes of filings under the Directive.

Enquiries:

Goodbody Stockbrokers	Maeve Lynch +353 1 6410421